UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-40002

SUSTAINABLE DEVELOPMENT ACQUISITION I CORP.

(Exact name of registrant as specified in its charter)

5701 Truxtun Avenue, Suite 201

Bakersfield, California 93309

(323) 329-8221

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Class A Common Stock, par value $0.0001 per share

Units, each consisting of one share of Class A

Common Stock and one-half of one redeemable

Warrant

Redeemable Warrants, each whole Warrant exercisable

for one share of Class A Common Stock, each at an

exercise price of $11.50 per share

(Description of class of securities)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Two.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sustainable Development Acquisition I Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SUSTAINABLE DEVELOPMENT ACQUISITION I CORP.

Date: July 31, 2023	By:	/s/ Nicole Neeman Brady
	Name:	Nicole Neeman Brady
	Title:	Chief Executive Officer